November 4, 2005

BY FACSIMILE AND U.S. MAIL
Diane J. Palmer
Federated Investors Funds
5800 Corporate Drive
Pittsburgh, Pennsylvania 15237-7000

	Re:  Federated Managed Pool Series
	        333-128884; 811-21822

Dear Ms. Palmer:

	We have reviewed the registration statement on Form N-1A for Federated Managed Pool Series filed with the Securities and
Exchange
Commission on October 7, 2005.   We have the following comments:

Prospectus

1. In Item 2, please disclose the maturity range of the securities in which the fund invests.

2. The risk disclosure in Item 2 includes Liquidity Risks
(connected
with derivative contracts), Risks of Investing in Derivative
Contracts and Hybrid Investments, and Leverage Risks. Please tie these risks to the strategies disclosed in Item 2.

3. You disclose that the fund is an investment option solely for certain wrap fee program accounts or other separate accounts. As wrap fee program participants, investors in the fund would pay a "wrap" fee to the sponsor of the program which provides a variety of services, including investment advice rendered to the fund. It is our position that the expenses of operating the fund, particularly the investment advisory expense, should be disclosed in the fee table as part of the fund`s Total Annual Operating Expenses, regardless of
whether those expenses are incurred directly by the fund or are paid
as part of the wrap fee program.  Accordingly, please revise the fee
table to disclose as part of the fund`s Total Annual Operating Expenses the expenses of operating the fund, including the expense associated with the investment advisory services provided to the fund. Please note that the fee table may continue to show the net expenses of the fund as zero based upon an irrevocable written agreement to waive or reimburse the fund`s operating expenses. See,
e.g., SMA Relationship Trust (File Nos. 811-21328 and 333-104218), 485BPOS filed April 29, 2005; Fixed Income Shares (File Nos. 811-9721
and 333-92415), 497 filed April 6, 2005. Also, please explain to us whether the advisory fees embedded in the wrap fee is the same for all wrap fee program participants and separate accounts, or whether the advisory fees may differ.

4. If the contractual waivers will expire prior to three years, please modify the disclosure in the example appropriately.

5. Disclosure in Item 4 states: This four part investment process is designed to capture the depth of experience and focus of the Adviser`s fixed-income sector management experience." Please explain supplementally why this focus is appropriate or modify the disclosure to ensure that the investment process is designed to achieve the fund`s investment objective.

6. In Item 4 of the Prospectus and in the Statement of Additional Information, the description of Agency Securities states "A few GSE securities have no explicit financial support, but are regarded as having implied support because the federal government sponsors their activities. These include the Farm Credit System, Financing Corporation, and Resolution Funding Corporation." Please revise this disclosure in accordance with the October 17, 2003, letter to Craig
Tyle, General Counsel, Investment Company Institute, from Paul F. Roye, Director of the Commission`s Division of Investment Management
("The prospectus should clearly disclose whether the securities of an agency, instrumentality, or corporation are: (1) supported by the full faith and credit of the United States, (2) supported by the ability to borrow from the Treasury, (3) supported only by the credit of the issuing agency, instrumentality, or corporation, or (4) supported by the United States in some other way.").

7. Under the heading "How to Redeem Shares," the disclosure states that the fund intends to redeem shares held by shareholders who cease to be an "Eligible Investor." The staff of the Division of Investment Management has permitted involuntary redemptions of shares of open-end funds in very limited circumstances. See, e.g., Letter from Allan S. Mostoff, Director, Division of Investment Management,
SEC, to Robert L. Augenblick, ICI (pub. avail. May 1, 1975) (permitting involuntary redemption of accounts with low balances); Scudder, Stevens & Clark, Inc. (pub. avail. Sept. 15, 1992) (permitting involuntary redemptions of accounts where investor fails to provide taxpayer identification number). Please provide us with the legal basis for the fund`s authority to involuntarily redeem shares of an investor who ceases to be an eligible investor.

8. Please add disclosure to the prospectus stating that a description of the fund`s policies and procedures regarding the disclosure of the fund`s portfolio holdings is available in the fund`s Statement of Additional Information and on the fund`s website. See Item 4(d) of
Form N-1A.

9. Please add to the back page of the prospectus the disclosure required by Items 1(b) (1) and (3) of Form N-1A.

Statement of Additional Information

10. (a) For all trustees, please disclose the length of time each trustee has served in that capacity. See Item 12(a)(1)(3) of Form N-
1A.
(b) For Mr. J. Christopher Donahue, please state the principal business of Passport Research, Ltd. See Instruction 3 to Item 12(a)(1) of Form N-1A.
(c) For several of the independent trustees (e.g., Messrs. Constantakis, Cunningham, and Madden), their principal occupation listed is solely acting as director or trustee of the Federated Fund
Complex, yet other of the trustees apparently hold other jobs as well
as performing their duties as trustee or director of the funds. Please verify that this disclosure is accurate, or modify the disclosure to indicate a trustee is retired, serving as a chief executive officer of another company, or as otherwise appropriate.
(d) Please modify the disclosure of Mr. Mansfield`s principal occupation and previous positions to rectify the disclosure of his "principal occupation" as a position he held "prior to 9/1/00."
(e) Please state the principal business of Walsh & Kelly, Inc., listed as a previous position for John S. Walsh. See Instruction 3 to Item 12(a)(1) of Form N-1A.
(f) For the fund`s officers, please clarify whether these individuals also serve in the same capacity for all 44 investment companies and 133 portfolios within the Federated Fund Complex.
If
they do not, please disclose the number of portfolios overseen by that officer. See Item 12(a)(1)(5) of Form N-1A.
(g) Where the disclosure states that the portfolio manager has served in that capacity since the fund`s inception date, please provide that date.

11. Please disclose the method of calculating the advisory fee
"payable by the fund."  See Item 14(a)(3) of Form N-1A.

12. Please disclose the name and business address of the fund`s
principal underwriter.   See Item 14(b) of Form N-1A.  Please
disclose the nature of the obligation to distribute the fund`s securities and whether the offering is continuous. See Items 20(a)(1) and (2) of Form N-1A.

13. Please provide the address of the fund`s custodian, transfer agent, dividend disbursing agent and independent public accounting firm. See Items 14(h)
	(2) and (3) of Form N-1A.

14. Please disclose whether the fund may pay a broker a higher commission in recognition of the value of brokerage or research services provided by the broker. See Instruction 3 to Item 16(c) of
Form N-1A. Please disclose, if applicable, that research services provided by brokers may be used by the fund`s advisor in servicing all of its accounts and that not all of these services may be used by the advisor in connection with the fund. See Instruction 4 to Item
16(c) of Form N-1A.

General

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

16. If you intend to omit certain information from the form of prospectuses included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

18. Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*	*	*	*	*

	Please contact the undersigned at (202) 551-6941 should you have any questions regarding this letter.


							Yours very truly,



							Linda B. Stirling
							Senior Counsel
							Branch 22
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Diane J. Palmer
November 4, 2005
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